

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 2, 2015

Via E-mail
Mr. Joseph P. Kelley
Vice President, Finance and Chief Financial Officer
Materion Corporation
6070 Parkland Blvd
Mayfield Heights, OH 44124

      **Re:    Materion Corporation
             Form 10-K
             Filed March 27, 2015
             File No. 1-15885**

Dear Mr. Kelley:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Terence O'Brien

                              Terence O'Brien
                              Branch Chief
                              Office of Manufacturing and
                              Construction